Enterprise 4.0 Technology Acquisition Corp.

533 Airport Blvd

Suite 400

Burlingame, CA 94010

VIA EDGAR

September 24, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Michael Davis, Staff Attorney

Re:	Enterprise 4.0 Technology Acquisition Corp.

Registration Statement on Form S-1

Filed July 30, 2021

CIK No. 0001870925

Dear Mr. Davis:

Enterprise 4.0 Technology Acquisition Corp. (the “Corporation,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on August 26, 2021, regarding Draft Registration Statement on Form S-1 filed with the Commission on July 30, 2021 (the “Registration Statement”). For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. We have today filed the Registration Statement to reflect the changes discussed below.

Draft Registration Statement on Form S-1 filed July 30, 2021

Capitalization, page 79

1.	We note that you are offering 25,000,000 Class A ordinary shares as part of your initial public offering of units, but only show 23,021,722 Class A ordinary shares subject to possible redemption in your Capitalization table. Please tell us how you considered the guidance in ASC 480-10-S99-3A, which requires securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer, in concluding that all 25,000,000 Class A shares were not required to be presented outside of permanent equity and part of shares subject to possible redemption.

Response: The Company has revised the disclosures in its Registration Statement to reflect that all 25,000,000 Class A ordinary shares will be presented as temporary equity.

Division of Corporation Finance

September 24, 2021

Warrant Instruments, page F-12

2.	We note your disclosure in several places throughout the filing that you will classify the public and private warrants as a liability in accordance with the guidance in ASC 815-40. In light of the fact that your filed warrant agreement, exhibit 4.4, stipulates the terms applicable to the public and private warrants, please provide us with your accounting analysis for the warrants. As part of your analysis, address whether there are any terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant, and if so, how you analyzed those provisions in accordance with the guidance in ASC 815-40.

Response: The Company has revised the terms of its warrant agreement and concluded, based on the revised terms, that the public and private warrants should be classified as equity. In connection with the revisions, the Company has revised the disclosures in its Registration Statement and has attached, as Annex I, an analysis of how the warrants are accounted for as equity.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Lijia Sanchez, at lsanchez@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Eric Benhamou
Eric Benhamou, Chief Executive Officer
Enterprise 4.0 Technology Acquisition Corp.

cc: Lijia Sanchez, Esq.

Division of Corporation Finance

September 24, 2021

ANNEX I

To:	Files
From:	Enterprise 4.0 Technology Acquisition Corp.
Date:	September 2, 2021
Subject:	Accounting for Public, Private Placement, Working Capital, and Sponsor Loan Warrants

Purpose

The purpose of this memo is to determine the accounting classification and treatment of public and private placement warrants of Enterprise 4.0 Technology Acquisition Corp. (“Enterprise 4.0”, “we” or the “Company”).

Summary Conclusion

The Public Warrants and Private Placement Warrants, Working Capital Warrants, and Sponsor Loan Warrants should be classified as equities.

Company Background

Enterprise 4.0 Technology Acquisition Corp. is a blank check company incorporated as a Cayman Island exempted company in May 3, 2021.

The Company has proposed an Initial Public Offering of 25,000,000 Units (the “Units” and, with respect to the Class A ordinary shares included in the Units being offered, the “Public Shares”) at $10.00 per Unit. Each Unit will consist of one Class A ordinary share and one-half of one redeemable warrant (“Public Warrant”). Each whole Public Warrant will entitle the holder to purchase one Class A ordinary share at an exercise price of $11.50 per share, subject to adjustment. The Company also granted the underwriters a 45-day option to purchase up to an additional of 3,750,000 Units to cover over-allotments, if any.

Simultaneously with the closing of the Initial Public Offering, the Company proposes the sale of an aggregate of 700,000 Private Placement Units (600,000 Private Placement Units by ENT4.0 Technology Sponsor LLC (the “Sponsor”) and 100,000 Private Placement Units by Cantor Fitzgerald & Co. (the representative of the underwriters, referred as “Cantor”)) at a price of $10.00 per unit in a private placement with the Sponsor and Cantor for an aggregate purchase price of $7,000,000. Each Private Placement Unit will be identical to the units to be sold in the Proposed Public Offering, except as these will not be transferable or salable until 30 days after completion of Initial Business Combination, except for certain limited exceptions described in the prospectus. Each Private Placement Warrant is exercisable for one Class A ordinary share at a price of $11.50 per share, subject to adjustment.

In addition, the Sponsor has agreed to lend the Company $5,000,000 (or $5,750,000 if the underwriters’ over-allotment option is exercised in full) as of the closing date of the Proposed Public Offering at nominal or no interest (referred as “Sponsor Loan”). The proceeds of the Sponsor Loan will be added to the Trust Account and the Sponsor Loan will be repaid or converted into Sponsor Loan Units at a conversion price of $10.00 per Unit, at the Sponsor’s discretion, only upon the consummation of the Initial Business Combination, as discussed elsewhere in the prospectus.

Public Warrants may only be exercised for a whole number of shares. No fractional warrants will be issued upon separation of the Units and only whole warrants will trade. The Public Warrants will become exercisable at any time commencing 30 days after the completion of Initial Business Combination. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

The Company will not be obligated to deliver any Class A ordinary shares pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act covering the issuance of Class A ordinary shares issuable upon the exercise of the warrants is then effective and a current prospectus relating to those Class A ordinary shares is available, subject to the Company satisfying its obligations with respect to registration, or a valid exemption from registration is available. No warrant will be exercisable and the Company will not be obligated to issue Class A ordinary shares upon exercise of a warrant unless Class A ordinary shares issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event the Company will be required to net cash settle any warrant. In the event that a registration statement is not effective for the exercised warrants, the purchase of a Unit containing such warrant will have paid the full purchase price for the Unit solely for the Class A ordinary shares underlying such Unit.

The Company has agreed that as soon as practicable, but in no event later than 20 business days after the closing of an Initial Business Combination, the Company will use its commercially reasonable efforts to file with the SEC a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants, to cause such registration statement to become effective within 60 days after the closing of Initial Business Combination and to maintain a current prospectus relating to those Class A ordinary shares until the warrants expire or are redeemed, as specified in the warrant agreement; provided that if the Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company elects, it will not be required to file or maintain in effect a registration statement, but it will use its commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. If a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants is not effective by the 60th day after the closing of the Initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption, but the Company will use its commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. In such event, each holder would pay the exercise price by surrendering the warrants for that number of Class A ordinary shares equal to the quotient obtained by dividing (x) the product of the number of Class A ordinary shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” as used in the paragraph shall mean the volume weighted average price of the of the Class A ordinary shares as reported during the ten (10) day period ending on the trading date prior to the date that notice of exercise is received by the warrant agent.

Redemption of warrants. Once the warrants become exercisable, the Company may call the warrants for redemption:

●	in whole and not in part;
●	at a price of $0.01 per warrant;
●	upon not less than 30 days’ prior written notice of redemption to each warrant holders; and
●	if, and only if, the closing price of the Class A ordinary shares equals or exceeds $18.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading period commencing once the warrants become exercisable and ending three business days before the Company sends the notice of redemption to the warrant holders.

The Company will not redeem the warrants as described above unless a registration statement under the Securities Act covering the issuance of the Class A ordinary shares issuable upon exercise of the warrants is then effective and a current prospectus relating to those Class A ordinary shares is available throughout the 30-day redemption period, except if the warrants may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act. If and when the warrants become redeemable, it may exercise its redemption right even if it was unable to register or qualify the underlying securities for sale under all applicable state securities laws.

If the Company calls the warrants for redemption as described above, its management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis”. In such event, each holder would pay the exercise price by surrendering the warrants for that number of Class A ordinary shares equal to the quotient obtained by dividing (x) the product of the number of Class A ordinary shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the fair market value (defined above) by (y) the fair market value. The Company has established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the forgoing conditions are satisfied and it issues a notice of redemption of the warrants, each warrant holder will be entitled to exercise his, her, or its warrant prior to the scheduled redemption date. However, the price of the Class A ordinary shares may fall below the $18.00 redemption trigger price (as discussed for the share sub-divisions, share capitalizations, reorganizations, recapitalizations, and the like) as well as the $11.50 (for whole shares) warrant exercise price after the redemption notice is issued.

In addition, if (x) the Company issues additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of Initial Business Combination at an issue price or effective issue price of less than $9.20 per ordinary share (with such issue price or effective issue price to be determined in good faith by its board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the Initial Business Combination on the date of the consummation of Initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Class A ordinary shares during the 20 trading day period starting on the trading date prior to the day on consummation of Initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

The Private Placement Warrants, Working Capital Warrants, and Sponsor Loan Warrants shall be identical to the Public Warrants, except that, the Private Placement Warrants, the Working Capital Warrants, and the Sponsor Loan Warrants may not be transferred, assigned or sold until thirty (30) days after the completion by the Company of an initial Business Combination; provided, however, that the Private Placement Warrants, the Working Capital Warrants, and Sponsor Loan Warrants and any Ordinary Shares held by either the Sponsor or any officers or directors of the Company or any Permitted Transferees, as applicable.

Background

On April 12, 2021, John Coates, Acting Director, Division of Corporation Finance, and Paul Munter, Acting Chief Accountant, issued a statement on the accounting of warrants issued by special purchase acquisition companies like the Company entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”)” to highlight the potential accounting implications of certain terms that may be common in warrants included in SPAC transactions and to discuss the financial reporting considerations that apply if a registrant and its auditors determine there is an error in any previously-filed financial statements.

As per the release (https://www.sec.gov/news/public-statement/accounting-reporting-warrants-issued-spacs#_ftn10), the guidance as discussed below focused on Indexation and Tender Offer Provisions.

Indexation

U.S. Generally Accepted Accounting Principles (“GAAP”) includes guidance that entities must consider in determining whether to classify contracts that may be settled in its own stock, such as warrants, as equity of the entity or as an asset or liability. Evaluation of this guidance requires an evaluation of the specific terms of the contract and also of an entity’s specific facts and circumstances.

An equity-linked financial instrument (or embedded feature) must be considered indexed to an entity’s own stock in order to qualify for equity classification. While many instruments include a fixed strike price or a fixed number of shares used to calculate the settlement amount, other instruments may include variables that could affect the settlement amount. Such variables do not preclude a conclusion that the instrument is indexed to an entity’s own stock if the variables would be inputs to the fair value of a fixed-for-fixed forward or option on equity shares. To assist in an entity’s evaluation, GAAP includes a list of such inputs.

We recently evaluated a fact pattern relating to the terms of warrants that were issued by a SPAC. In this fact pattern, the warrants included provisions that provided for potential changes to the settlement amounts dependent upon the characteristics of the holder of the warrant. Because the holder of the instrument is not an input into the pricing of a fixed-for-fixed option on equity shares, OCA staff concluded that, in this fact pattern, such a provision would preclude the warrants from being indexed to the entity’s stock, and thus the warrants should be classified as a liability measured at fair value, with changes in fair value each period reported in earnings.

Tender Offer Provisions

GAAP further includes a general principle that if an event that is not within the entity’s control could require net cash settlement, then the contract should be classified as an asset or a liability rather than as equity. However, GAAP provides an exception to this general principle whereby equity classification would not be precluded if net cash settlement can only be triggered in circumstances in which the holders of the shares underlying the contract also would receive cash. Scenarios where this exception would apply include events that fundamentally change the ownership or capitalization of an entity, such as a change in control of the entity, or a nationalization of the entity.

We recently evaluated a fact pattern involving warrants issued by a SPAC. The terms of those warrants included a provision that in the event of a tender or exchange offer made to and accepted by holders of more than 50% of the outstanding shares of a single class of common stock, all holders of the warrants would be entitled to receive cash for their warrants. In other words, in the event of a qualifying cash tender offer (which could be outside the control of the entity), all warrant holders would be entitled to cash, while only certain of the holders of the underlying shares of common stock would be entitled to cash. OCA staff concluded that, in this fact pattern, the tender offer provision would require the warrants to be classified as a liability measured at fair value, with changes in fair value reported each period in earnings.

The evaluation of the accounting for contracts in an entity’s own equity, such as warrants issued by a SPAC, requires careful consideration of the specific facts and circumstances for each entity and each contract. OCA is available for consultation on accounting and financial reporting issues, including relating to an entity’s specific fact pattern on issues similar to those described above or on other instruments and accounting issues.

Authoritative Guidance

●	Accounting Standards Codification No. 815 – Derivatives and Hedging (“ASC 815”)
●	Accounting Standards Codification No. 480 – Distinguishing liabilities from equity (“ASC 480”)

Interpretive Guidance

●	EY Financial Reporting Development– Issuer’s accounting for debt and equity financings (the “EY FRD”)
●	Deloitte - Accounting and SEC Reporting Considerations for SPAC Transactions

Accounting Issues

1.	How should the Company classify the Public Warrants?
2.	How should the Company classify the Private Placement Warrants, Working Capital Warrants and Sponsor Loan Warrants?

Issue 1 - How should the Company classify the Public Warrants?

In determining the classification of the Public, Private Placement, Working Capital, and Sponsor Loan Warrants, management has considered the accounting guidance contained within ASC 815 as well as ASC 480. The guidance below is done in steps to determine whether the Public, Private Placement, Working Capital, and Sponsor Loan Warrants are freestanding or embedded, liabilities in accordance with ASC 480, indexed to the Company’s stock, meet the definition of a derivative (if not considered indexed to the Company’s stock) or meet the qualifications of equity classification (if indexed to the Company’s stock).

Accounting Guidance

ASC 815-10 Overall

The following table contained within EY FRD section 4.2 walks through the analysis of whether an equity contract is considered a liability or equity.

Viewing a Contract as Freestanding or Embedded

Step 1 – Are the Public, Private Placement, Working Capital, and Sponsor Loan Warrants Freestanding or Embedded?

The first step is to determine whether the Public Warrants, Private Placement Warrants, Working Capital Warrants and Sponsor Loan Warrants are freestanding financial instruments. A freestanding financial instrument is one that meets either of the following conditions:

a.	It is entered into separately and apart from any of the entity’s other financial instruments or equity transactions.

b.	It is entered into in conjunction with some other transaction and is legally detachable and separately exercisable.

The notion of an embedded derivative, as discussed in paragraph 815-15-25-1, does not contemplate features that may be sold or traded separately from the contract in which those rights and obligations are embedded. Assuming they meet this Subtopic's definition of a derivative instrument, such features shall be considered attached freestanding derivative instruments rather than embedded derivatives by both the writer and the current holder.

Accounting Analysis and Conclusions

Public Warrants

The Public Warrants were issued collectively with the Units issued in the Initial Public Offering. Each Unit will consist of one Class A ordinary share and one-half of one redeemable warrant (“Public Warrant”). Each whole Public Warrant will entitle the holder to purchase one Class A ordinary share at an exercise price of $11.50 per share, subject to adjustment. The Public Warrants are publicly traded under a separate ticker from the Company’s shares of common stock and therefore, are considered legally detachable and separable. As such, the Public Warrants are considered to be freestanding instruments, as they are legally detachable from the Unit and the common stock and are separately exercisable.

Private Placement Warrants, Working Capital Warrants, and Sponsor Loan Warrants

The Private Placement Warrants, Working Capital Warrants, and Sponsor Loan Warrants were issued on a standalone basis and are separately exercisable. The Private Placement Warrants, Working Capital Warrants, and Sponsor Loan Warrants are freestanding instruments.

Step 2 – Are the Public, Private Placement, Working Capital, and Sponsor Loan Warrants within the scope of ASC 480 to be classified as a liability?

The next step is to assess whether the warrants are within the scope of ASC 480. A freestanding written call option on a company’s own shares (i.e., a warrant) would typically be excluded from ASC 480. The following instruments would be classified as a liability within the scope of ASC 480 (based on 480-10-25):

1.	Mandatorily redeemable financial instruments issued in the form of shares.
2.	Obligations that require or may require repurchase of the issuer’s equity shares by transferring assets (e.g., written put options and forward purchase contracts), and

3.	Certain obligations to issue a variable number of shares where at inception the monetary value of the obligation is based solely or predominantly on:

a.	A fixed monetary amount known at inception, for example, a payable settleable with a variable number of the issuer’s equity shares,
b.	Variations in something other than the fair value of the issuer’s equity shares, for example, a financial instrument indexed to the S&P 500 and settleable with a variable number of the issuer’s equity shares, or
c.	Variations inversely related to changes in the fair value of the issuer’s equity shares, for example, a written put option that could be net share settled.

The warrants do not meet the criteria in ASC 480-10-25, above, for liability classification and therefore are not within the scope of ASC 480. Specifically:

1.	The warrants are not mandatorily redeemable, so criterion 1, above, is not applicable. The Company has the option to call the Private Placement Warrants in Section 6.1, but this is not mandatory redemption.
2.	The warrants represent an obligation to issue common stock of the Company. They do not represent an obligation of the Company to purchase its own equity shares (criterion 2, above).
3.	The warrants obligate the Company to issue a fixed number of shares of common stock at the exercise price, so criterion 3, above, is also not applicable. The adjustment provisions for Split-Ups; Extraordinary Dividends; Aggregation of Shares, and the related Adjustments in Exercise Price may potentially result in a variable number of shares to be issued but as these adjustments are intended to maintain the economic value of the warrants after such significant events, the provisions do not result in the warrants being within the scope of ASC 480. The adjustments in the down round provision also do not result in the warrants being within the scope of ASC 480.

Management notes that the warrants do not exhibit any of the characteristics in ASC 480 and, therefore, would not be classified as liabilities under ASC 480.

Step 3 – Are the Public, Private Placement, Working Capital, and Sponsor Loan Warrants indexed to the Company’s common stock (Box B)?

Accounting guidance

The guidance in ASC 815-40 must be applied to freestanding instruments, regardless of whether the instrument meets the definition of a derivative. If an instrument is not considered indexed to the reporting entity’s own stock, it should be classified as an asset or a liability and recorded at fair value with changes in fair value recorded in the income statement. This applies to freestanding instruments that meet the definition of a derivative, and those that do not.

Accounting Analysis

The outstanding Public, Private Placement, Working Capital, and Sponsor Loan Warrants are freestanding financial instruments that were issued in connection with the Company’s Initial Public Offering which would allow for the potential future purchase of shares. They have been determined to be freestanding instruments and were evaluated for inclusion in Topic 480 above and were not within the scope of that standard.

Accounting guidance

Indexed to a Company’s Own Stock (ASC 815-40-15)

ASC 815-40-15 addresses when an instrument, or embedded component that meets the definition of a derivative, is considered indexed to a reporting entity’s own stock. The guidance requires a reporting entity to evaluate an instruments contingent exercise provisions and then the instruments settlement provisions, using the following two-step assessment outlined in ASC 815-40-15-5 through 15-8 with implementation guidance in ASC 815-40-55-26 through 55-48:

Step 1 — Evaluate any exercise contingencies — Exercise contingencies based on an observable market or index that is not based on the issuer’s stock or operations preclude an instrument from being considered indexed to an entity’s own stock.

Step 2 — Evaluating whether each settlement provision is consistent with a fixed-for-fixed equity instrument — Any settlement amount not equal to the difference between the fair value of a fixed number of the entity’s equity shares and a fixed monetary amount precludes an instrument from being considered indexed to an entity’s own stock (with a certain exception for variables that would be inputs to the valuation model for a fixed-for-fixed forward or option contract).

Exercise contingency is defined as “a provision that entitles the entity (or the counterparty) to exercise an equity-linked financial instrument (or embedded feature) based on changes in an underlying, including the occurrence (or nonoccurrence) of a specified event. Provisions that accelerate the timing of the entity's (or the counterparty's) ability to exercise an instrument and provisions that extend the length of time that an instrument is exercisable are examples of exercise contingencies.”

ASC 815-40-15-7A states that “an exercise contingency would not preclude an instrument (or embedded feature) from being considered indexed to an entity's own stock provided that it is not based on (a) an observable market, other than the market for the issuer's stock (if applicable), or (b) an observable index, other than an index calculated or measured solely by reference to the issuer's own operations (for example, sales revenue of the issuer, EBITDA of the issuer, net income of the issuer, or total equity of the issuer).” If the evaluation of Step 1 does not preclude an instrument from being considered indexed to the entity's own stock, the analysis would proceed to Step 2. ASC 815-40-15-7B goes on to state that “provisions that accelerate the timing of the entity's (or the counterparty's) ability to exercise an instrument and provisions that extend the length of time that an instrument is exercisable are examples of exercise contingencies.”

Step One – Exercise Contingencies

Any contingent provision that affects the holder’s ability to exercise the instrument or embedded component must be evaluated. ASC 815-40-20 defines an exercise contingency as “a provision that entitles the entity (or the counterparty) to exercise an equity-linked financial instrument (or embedded feature) based on changes in an underlying, including the occurrence (or nonoccurrence) of a specified event. Provisions that accelerate the timing of the entity’s (or the counterparty’s) ability to exercise an instrument and provisions that extend the length of time that an instrument is exercisable are examples of exercise contingencies.”

Accounting analysis

Section 3.3.5 of the proposed warrant agreement (Maximum Percentage) contains an exercise contingency. Additionally, the Company’s call option in Section 6.1 is considered an exercise contingency. In applying Step 1, an exercise contingency does not preclude an instrument from being considered indexed to an entity’s own stock provided that it is not based on either of the following, according to ASC 815-40-15-7B:

a.	An observable market, other than the market for the issuer’s stock (if applicable)
b.	An observable index, other than an index calculated or measured solely by reference to the issuer’s own operations (e.g., sales revenue of the issuer, earnings before interest, taxes, depreciation and amortization of the issuer, net income of the issuer, or total equity of the issuer)

The exercise contingencies in Section 3.3.5 and Section 6.1 are not based on an observable market or an observable index, so the evaluation of Step 1 does not preclude the warrant from being considered indexed to the entity's own stock.

Step Two – Settlement Provisions

An instrument shall be considered indexed to an entity’s own stock if its settlement amount will equal the difference between the following:

a.	The fair value of a fixed number of the entity’s equity shares.

b.	A fixed monetary amount or a fixed amount of a debt instrument issued by the entity.

The strike price or the number of shares used to calculate the settlement amount is not considered fixed if the terms of the instrument or embedded component allow for any potential adjustment (except as discussed below), regardless of the probability of the adjustment being made or whether the reporting entity can control the adjustment.

ASC 815-40-15-7E discusses the exception to the “fixed for fixed” rule. This exception allows an instrument to be considered indexed to the reporting entity’s own stock even if adjustments to the settlement amount can be made, provided those adjustments are based on standard inputs used to determine the value of a “fixed for fixed” forward or option on equity shares.

A fixed-for-fixed forward or option on equity shares has a settlement amount that is equal to the difference between the price of a fixed number of equity shares and a fixed strike price. The fair value inputs of a fixed-for-fixed forward or option on equity shares may include the entity’s stock price and additional variables, including all of the following:

a.	Strike price of the instrument
b.	Term of the instrument
c.	Expected dividends or other dilutive activities
d.	Stock borrow cost
e.	Interest rates
f.	Stock price volatility
g.	The entity’s credit spread
h.	The ability to maintain a standard hedge position in the underlying shares.

Settlement adjustments designed to protect a holder’s position from being diluted by a transaction initiated by an issuer will generally not prevent a freestanding instrument or embedded component from being considered indexed to the issuer’s own stock provided the adjustments are limited to the effect that the dilutive event has on the shares underlying instrument. Common examples of acceptable adjustments include the occurrence of a stock split, rights offering, stock dividend, or a spin-off. In addition, settlement adjustments due to issuances of shares for an amount below current fair value, or repurchases of shares for an amount that exceeds the current fair value of those shares, should also be acceptable.

Accounting analysis

Public Warrants

Management analyzed the adjustments to the exercise price under Step 2 of ASC 815-40-15-7. The warrant agreement provides for an adjustment to the number of common shares issuable under the warrants and/or adjustment to the exercise price, in the following provisions:

Anti-Dilution Adjustments

Split-Ups. If after the date hereof, and subject to the provisions of Section 4.06 below, the number of outstanding Ordinary Shares is increased by a share dividend payable in Ordinary Shares, or by a split-up of Ordinary Shares or other similar event, then, on the effective date of such share dividend, split-up or similar event, the number of Ordinary Shares issuable on exercise of each Warrant shall be increased in proportion to such increase in the outstanding Ordinary Shares. A rights offering to holders of the Ordinary Shares entitling holders to purchase Ordinary Shares at a price less than the “Fair Market Value” (as defined below) shall be deemed a share dividend of a number of Ordinary Shares equal to the product of (i) the number of Ordinary Shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for the Ordinary Shares) multiplied by (ii) one (1) minus the quotient of (x) the price per share of Ordinary Shares paid in such rights offering divided by (y) the Fair Market Value. For purposes of this subsection 4.01(a), (i) if the rights offering is for securities convertible into or exercisable for Ordinary Shares, in determining the price payable for Ordinary Shares, there shall be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) “Fair Market Value” means the volume weighted average price of the Ordinary Shares as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the Ordinary Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

Extraordinary Dividends. If the Company, at any time while the Warrants are outstanding and unexpired, shall pay a dividend or make a distribution in cash, securities or other assets to the holders of the Ordinary Shares on account of such Ordinary Shares (or other shares of the Company’s share capital into which the Warrants are convertible), other than (i) as described in subsection 4.01(a) above, (ii) Ordinary Cash Dividends (as defined below), (iii) to satisfy the redemption rights of the holders of the Ordinary Shares in connection with a proposed initial Business Combination, (iv) to satisfy the redemption rights of the holders of Ordinary Shares in connection with a shareholder vote to amend the Company’s amended and restated memorandum and articles of association to modify the substance or timing of the Company’s obligation to redeem 100% of the Ordinary Shares included in the Public Units sold in the Offering if the Company does not complete the Business Combination within the time period set forth in the Company’s amended and restated memorandum and articles of association, or (v) in connection with the redemption of the Ordinary Shares included in the Public Units sold in the Offering upon the failure of the Company to complete its initial Business Combination and any subsequent distribution of its assets upon its liquidation (any such non-excluded event being referred to herein as an “Extraordinary Dividend”), then the Warrant Price shall be decreased, effective immediately after the effective date of such Extraordinary Dividend, by the amount of cash and/or the fair market value (as determined by the Board, in good faith) of any securities or other assets paid on each share of Ordinary Shares in respect of such Extraordinary Dividend. For purposes of this subsection 4.01(b), “Ordinary Cash Dividends” means any cash dividend or cash distribution which, when combined on a per share basis, with the per share amounts of all other cash dividends and cash distributions paid on the Ordinary Shares during the 365-day period ending on the date of declaration of such dividend or distribution (as adjusted to appropriately reflect any of the events referred to in other subsections of this Article IV and excluding cash dividends or cash distributions that resulted in an adjustment to the Warrant Price or to the number of Ordinary Shares issuable on exercise of each Warrant) does not exceed $0.50 (being 5% of the offering price of the Public Units in the Offering).

Aggregation of Shares. If after the date hereof, and subject to the provisions of Section 4.06 hereof, the number of outstanding Ordinary Shares is decreased by a consolidation, combination, reverse share split or reclassification of Ordinary Shares or other similar event, then, on the effective date of such consolidation, combination, reverse share split, reclassification or similar event, the number of Ordinary Shares issuable on exercise of each Warrant shall be decreased in proportion to such decrease in outstanding Ordinary Shares.

Adjustments in Exercise Price. Whenever the number of Ordinary Shares purchasable upon the exercise of the Warrants is adjusted, as provided in subsection 4.01(a) or Section 4.02 above, the Warrant Price shall be adjusted (to the nearest cent) by multiplying such Warrant Price immediately prior to such adjustment by a fraction (x) the numerator of which shall be the number of Ordinary Shares purchasable upon the exercise of the Warrants immediately prior to such adjustment, and (y) the denominator of which shall be the number of Ordinary Shares so purchasable immediately thereafter.

Down-round

If, (x) the Company issues additional Ordinary Shares or equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination at an issue price or effective issue price of less than $9.20 per share of Ordinary Shares (with such issue price or effective issue price to be determined in good faith by the Board, and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Ordinary Shares or Private Placement Units issued prior to the Offering and held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination on the date of the consummation of the initial Business Combination (net of redemptions) and (z) the volume weighted average trading price of Ordinary Shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates the initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the Warrant Price shall be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the last sales price of the Ordinary Shares that triggers the Company’s right to redeem the Warrant pursuant to Section 6.01 below shall be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market value and the Newly Issued Price.

Split-Ups; Extraordinary Dividends; Aggregation of Shares, and the related Adjustments in Exercise Price: ASC 815-40-55-42 states that for these types of events, if the adjustment to the strike price is based on a mathematical formula that determines the direct effect that the occurrence of such dilutive events should have on price of the underlying shares, this does not preclude an instrument from being considered indexed to the Company’s own stock, as the only variables that could affect the settlement amount would be inputs to the fair value of a fixed-for-fixed option on equity shares. As a result, these sections do not preclude the Public Warrants from being considered indexed to the Company's own stock.

Down round: The possibility of a market price transaction occurring at a price below $9.20 per share is not an input to the valuation of a standard “fixed for fixed” instrument on the Company’s own stock. However, the guidance in ASC 815-10-15-75A (ASU 2017-11) effectively makes an exception with respect to down round features to the base model for determining when an instrument is considered solely indexed to a company’s own stock. ASU 2017-11 allows companies to exclude a down round feature when determining whether a financial instrument is considered indexed to the entity’s own stock. Specifically, the ASU amended Step 2 of the above analysis, as follows:

“ASC 815-40-15-5D When classifying a financial instrument with a down round feature, the feature is excluded from the consideration of whether the instrument is indexed to the entity’s own stock for the purposes of applying paragraphs 815-40-15-7C through 15-7I (Step 2).”

ASU 2017-11 defines a down round feature as:

A feature in a financial instrument that reduces the strike price of an issued financial instrument if the issuer sells shares of its stock for an amount less than the currently stated strike price of the issued financial instrument or issues an equity-linked financial instrument with a strike price below the currently stated strike price of the issued financial instrument.

A down round feature may reduce the strike price of a financial instrument to the current issuance price, or the reduction may be limited by a floor or on the basis of a formula that results in a price that is at a discount to the original exercise price but above the new issuance price of the shares, or may reduce the strike price to below the current issuance price. A standard antidilution provision is not considered a down round feature.

ASU 2017-11 requires a company to recognize the value of a down round feature only when it is triggered and the strike price has been adjusted downward. For equity-classified freestanding equity-linked financial instruments, such as warrants, an entity will treat the value of the effect of the down round, when triggered, as a dividend and a reduction of income available to common shareholders in computing basic earnings per share.

Section 4.03(b) of the warrant agreement meets the above definition of a down round feature. As a result, this section does not preclude the Public Warrants from being considered indexed to the Company's own stock.

Step 3 – Do the Public Warrants meet all of the conditions for equity classification (Box E)?

Accounting Guidance

Evaluation of Classified in Stockholders’ Equity (ASC 815-40-25)

ASC 815-40-25-1 and 25-2 provide the general framework for determining whether an instrument that is considered indexed to an issuer’s own stock should be classified as a liability (or in some cases, an asset) or equity.

The initial balance sheet classification of contracts generally is based on the concept that:

a.	Contracts that require net cash settlement are assets or liabilities.

b.	Contracts that require settlement in shares are equity instruments.

Further, an entity shall observe both of the following:

a.	If the contract provides the counterparty with the choice of net cash settlement or settlement in shares, Subtopic ASC 815-40-25 assumes net cash settlement.

b.	If the contract provides the entity with a choice of net cash settlement or settlement in shares, ASC 815-40-25 assumes settlement in shares.

Therefore, contracts that are settled by gross physical delivery of shares or net share settlement may be equity instruments. Contracts that require or permit the investor to require a reporting entity to net cash settle are accounted for as assets or liabilities at fair value with changes in fair value recorded in earnings. Contracts that a reporting entity could be required to settle in cash should be accounted for as an asset or liability at fair value, regardless of whether net cash settlement would only occur under a remote scenario.

For a shares-settled contract to be classified as equity, each of the following additional conditions in ASC 815-40-25 (post-adoption of ASC 2020-06) must also be met to ensure that the issuer has the ability to settle the contract in shares (all of the conditions must be met).

a.	Entity has sufficient authorized and unissued shares. The entity has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative instrument could remain outstanding.

The Company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative instrument could remain outstanding.

The S1 states the following: 500,000,000 Class A ordinary shares, 50,000,000 Class B ordinary shares, and 5,000,000 preference shares authorized; with 7,187,500 Class B ordinary shares outstanding at this time (including up to 937,500 Class B ordinary shares subject to forfeiture depending on the extent to which the underwriters’ over-allotment option is exercised). Thus, the Company has sufficient unissued shares.

b.	Contract contains an explicit share limit. The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

c.	No required cash payment (with the exception of penalty payments) if entity fails to timely file. There is no requirement to net cash settle the contract in the event the entity fails to make timely filings with the Securities and Exchanges Commission (SEC).

The Warrant Agreement does not require net cash settlement.

d.	No cash-settled top-off or make-whole provisions. There are no cash settled top-off or make-whole provisions.

The warrant agreement does not include a make-whole provision.

These conditions are intended to identify situations in which net cash settlement could be forced upon the issuer by investors or in any other circumstance, regardless of likelihood, except for (1) liquidation of the company or (2) a change in control in which the company’s shareholders also receive cash.

Conclusion

Based on the analysis performed above, management has concluded that the Public Warrants are indexed to the Company’s common stock and meet each of the specific criteria to be classified as equity instruments.

Issue 2 - How should the Company classify the Private Warrants, Working Capital Warrants, and Sponsor Loan Warrants?

The Private Warrants, Working Capital Warrants, and Sponsor Loan Warrants are identical to the Public Warrants except for the provision of Section 2.06 that states: The Private Placement Warrants, the Working Capital Warrants, and Sponsor Loan Warrants shall be identical to the Public Warrants, except that, the Private Placement Warrants, the Working Capital Warrants, and Sponsor Loan Warrants may not be transferred, assigned or sold until thirty (30) days after the completion by the Company of an initial Business Combination (as defined below); provided, however, that the Private Placement Warrants, the Working Capital Warrants, and the Sponsor Loan Warrants and any Ordinary Shares held by either the Sponsor or any officers or directors of the Company or any Permitted Transferees, as applicable, and issued upon exercise of the Private Placement Warrants, the Working Capital Warrants, and the Sponsor Loan Warrants may be transferred by the holders thereof….

These provisions do not preclude the Private Warrants, Working Capital Warrants, and Sponsor Loan Warrants from being indexed to the Company’s common stock.

Conclusion

As the Public, Private, Working Capital, and Sponsor Loan Warrants have the same terms and are issued in the same form, the accounting for the Private Warrants, Working Capital Warrants and Sponsor Loan Warrants will be the same as the Public Warrants. Management concludes that the Public, Private, Working Capital, and Sponsor Loan Warrants are indexed to the Company’s common stock and meet each of the specific criteria to be classified as equity.